Exhibit 99-3
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  [GRAPHIC OMITTED]     KOOR INDUSTRIES ANNOUNCES LAST DAY OF TRADING ON NYSE
Koor Industries Ltd.


Tel Aviv, Israel - June 18, 2007 - Koor Industries Ltd. (OTC: KORIY.PK; formerly
NYSE: KOR) announced today that June 15, 2007 was the last day that its American Depositary Receipts ("ADRs") were traded on the New York Stock Exchange ("NYSE"), with the delisting of the ADRs from the NYSE being effective as of today. Further details about the delisting and the termination of the ADR program are available in Koor's press release dated May 17, 2007, posted on the company's website, http://www.koor.com in the "Investor Relations" section under "Press Releases."

ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                                         IR CONTACTS
Oren Hillinger, Finance Director                        Ehud Helft / Kenny Green
Koor Industries Ltd.                                    GK Investor Relations
Tel: 972 3 607-5111                                     Tel: 1 866 704-6710
Fax: 972 3 607-5110                                     Fax: 972 3 607-4711
oren.hillinger@koor.com                                 info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.